Exhibit 99.2

LIMINAL BIOsciences inc.

Amendments to By-law No.1 of the Corporation

(adopted by the Board of Directors on March 16, 2020 and April 3, 2020)

(approved, ratified and confirmed by the shareholders on June 8, 2020)

IT WAS RESOLVED THAT:

1.	the amendment to By-law No. 1 of the Corporation relating to the conduct of internal affairs by replacing Section 3.2 thereof in its entirety by the following new Section 3.2.1:
3.2.1	Place of meetings

Meetings of shareholders shall be held at any place within Canada that the board of directors determines, or at any place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

2.	the amendment to By-law No. 1 of the Corporation relating to the conduct of internal affairs adding a new section 3.2.2 as follow:
3.2.2	Meeting held by Electronic Means

Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. Any person entitled to attend a meeting of shareholders, who, by any such means, participates in a meeting, is deemed for purposes of the Act to be present at the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means in accordance with the Act.

Any person participating in a shareholders' meeting by any such means and who is entitled to vote at the meeting, may do so if the communication facility enables the vote to be gathered in a manner that permits its subsequent verification and that permits the tallied vote to be presented to the Company without it being possible for the Company to identify how the person voted.

be and is hereby approved, ratified and confirmed; and

any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all such other acts or things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any other act or thing being conclusive evidence of such determination.